                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934
                 (Amendment No. ______) *

                ACA CAPITAL HOLDINGS, INC.
                     [GRAPHIC OMITTED]

D-Schedule 13D
D-Schedule 13D
                     (Name of Issuer)

               Common Stock, $0.10 Par Value
                     [GRAPHIC OMITTED]

D-Schedule 13D
D-Schedule 13D
              (Title of Class of Securities)

                         000833103
                     [GRAPHIC OMITTED]

D-Schedule 13D
D-Schedule 13D
                      (CUSIP Number)

                Bank of America Corporation
             Bank of America Corporate Center
                    100 N. Tryon Street
              Charlotte, North Carolina 28255
                     [GRAPHIC OMITTED]

D-Schedule 13D
D-Schedule 13D
 (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications)

                     November 15, 2006
                     [GRAPHIC OMITTED]

D-Schedule 13D
D-Schedule 13D
  (Date of Event which Requires Filing of this Statement)

If the filing  person has  previously  filed a statement on
Schedule  13G  to  report  the  acquisition   that  is  the
subject of this  Schedule  13D, and is filing this schedule
because ofss.ss.240.13d-1(e),  240.13d-1(f) or  240.13d-1(g),
check the following box. |_|

Note:  Schedules  filed in paper  format  shall  include  a
signed   original   and  five   copies  of  the   schedule,
including all exhibits.  Seess.240.13d-7  for other parties
to whom copies are to be sent.

* The  remainder  of this  cover  page  shall be filled out
for a reporting  person's  initial filing on this form with
respect to the  subject  class of  securities,  and for any
subsequent  amendment  containing  information  which would
alter disclosures provided in a prior cover page.

The  information  required on the  remainder  of this cover
page shall not be deemed to be "filed"  for the  purpose of
Section 18 of the  Securities  Exchange Act of 1934 ("Act")
or  otherwise  subject to the  liabilities  of that section
of the Act but shall be  subject  to all  other  provisions
of the Act (however, see the Notes).

----------------
   CUSIP NO.                 13D
   000833103
----------------

----------------------------------------------------------
----------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY):
     Bank of America Corporation
56-0906609
----------------------------------------------------------
----------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [X]
----------------------------------------------------------
----------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4.  SOURCE OF FUNDS:  OO
----------------------------------------------------------
----------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                 [X]
  PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7.  SOLE VOTING POWER:
       NUMBER OF          527,324.1813 Shares
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8.  SHARED VOTING POWER:

----------------------------------------------------------
----------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER:
                          527,324.1813 Shares
----------------------------------------------------------
----------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER:

----------------------------------------------------------
----------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY     527,324.1813
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   [  ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN  1.4%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                  CO

----------------
   CUSIP NO.                 13D
   000833103
----------------

----------------------------------------------------------
----------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY):
     Banc of America Strategic Investments Corporation
20-2652611
----------------------------------------------------------
----------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP                                            (a) [ ]
                                                 (b) [X]
----------------------------------------------------------
----------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------
----------------------------------------------------------
4.  SOURCE OF FUNDS:  OO
----------------------------------------------------------
----------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                 [X]
  PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  OR 2(e)
----------------------------------------------------------
----------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
----------------------------------------------------------
----------------------------------------------------------
                        7.  SOLE VOTING POWER:
       NUMBER OF          527,324.1813 Shares
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
----------------------------------------------------------
----------------------------------------------------------
                        8.  SHARED VOTING POWER:

----------------------------------------------------------
----------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER:
                          527,324.1813 Shares
----------------------------------------------------------
----------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER:

----------------------------------------------------------
----------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY     527,324.1813
   EACH REPORTING PERSON
----------------------------------------------------------
----------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   [  ]
   (11) EXCLUDES CERTAIN SHARES
----------------------------------------------------------
----------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN  1.4%
ROW (11)
----------------------------------------------------------
----------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                  CO

Item 1.       Security and Issuer.

     This  statement  on  Schedule  13D (this  "Statement")
relates  to the  Common  Stock,  par value  $0.10 per share
(the  "Common  Stock"),  of ACA Capital  Holdings,  Inc., a
Delaware  corporation (the  "Company"),  with its principal
executive  office  located at 140 Broadway,  New York,  New
York 10005.

Item 2.       Identity and Background.

     This   Statement  is  being  filed  pursuant  to  Rule
13d-1(a)  of  the  Securities  Exchange  Act  of  1934,  as
amended  (the  "Act"  or the  "Exchange  Act"),  by Bank of
America  Corporation,  a  Delaware  corporation  ("Bank of
America"),   and  Banc  of  America  Strategic  Investments
Corporation,  a  Delaware  corporation  ("BASIC";  Bank  of
America  and  BASIC  shall be  referred  to  herein  in the
aggregate as the "Reporting Persons").

     Bank of America is a bank holding  company  registered
under the Bank  Holding  Company  Act of 1956,  as amended,
and  is  engaged  in  the  general  banking  and  financial
services  business  through  its  subsidiaries.  BASIC is a
wholly  owned  subsidiary  of Bank of America  which  makes
private  equity and  strategic  investments.  The principal
address of Bank of  America  is Bank of  America  Corporate
Center,  100 N. Tryon  Street,  Charlotte,  North  Carolina
28255.  The  principal  address of BASIC is Bank of America
Corporate  Center,  214 N. Tryon Street,  Charlotte,  North
Carolina 28255.

     Information   concerning   each   executive   officer,
director and  controlling  person of each of the  Reporting
Persons  (the  "Listed  Persons")  is listed on  Schedule I
attached hereto,  and is incorporated by reference  herein.
To the  knowledge  of  the  Reporting  Persons,  all of the
Listed Persons are citizens of the United States.

     Other  than as set forth on  Schedule  II,  during the
last five  years,  none of the  Reporting  Persons,  and to
the best  knowledge of the Reporting  Persons,  none of the
Listed   Persons,   has  been   convicted   in  a  criminal
proceeding   (excluding   traffic   violations  or  similar
misdemeanors)  or was a party  to a civil  proceeding  of a
judicial or administrative  body of competent  jurisdiction
as a result of which  such  person  was or is  subject to a
judgment,   decree   or  final   order   enjoining   future
violations  of,  or  prohibiting  or  mandating  activities
subject to,  federal or state  securities  laws, or finding
any violation with respect to such laws.

Item 3.       Source   and   Amount   of   Funds  or  Other
Consideration.

     On February 28, 2001,  prior to the Company's  initial
public  offering,  BASIC  purchased  87.88736355  shares of
convertible  preference stock of the Company (the "Pre-IPO
Shares")  with  cash.  The  funds for the  purchase  of the
Pre-IPO  Shares were provided  from the working  capital of
BASIC.  In  connection  with the Company's  initial  public
offering  on November  15,  2006,  the Pre-IPO  Shares were
converted into  527,324.1813  shares of the Common Stock at
a  conversion  ratio of 6,000  shares of the  Common  Stock
for each share of convertible preference stock.

     BASIC may be  deemed  to be a member  of a group  with
respect to the  Company or the  Common  Stock for  purposes
of  Section  13(d) of the  Exchange  Act by virtue of BASIC
being  a  party  to that  certain  Stockholders  Agreement,
dated  September 30, 2004, as amended (the  "Stockholders
Agreement"),  among the  Company,  BSMB/ACA  LLC, the other
parties   from   time   to   time    signatories    thereto
(collectively,   the  "Other   Stockholder   Parties")  and
BASIC.   BASIC  and  the  Other  Stockholder   Parties  are
collectively  referred  to  herein  as the  "Stockholders."
Although not a party to the  Stockholders  Agreement,  Bank
of  America  may be deemed to be a member of such  group by
virtue of its being the parent company of BASIC.

     The Reporting  Persons declare that neither the filing
of this  Statement  nor anything  herein shall be construed
as an  admission  that such person is, for the  purposes of
Section  13(d) of the  Exchange  Act or any other  purpose,
(i) acting (or has agreed or is  agreeing  to act  together
with  any  other   person)   as  a   partnership,   limited
partnership,  syndicate,  or other group for the purpose of
acquiring,  holding  or  disposing  of  securities  of  the
Company or  otherwise  with  respect to the  Company or any
securities  of the  Company  or (ii) a member  of any group
with  respect  to  the  Company  or any  securities  of the
Company.

Item 4.       Purpose of the Transaction.

     BASIC  made  its  purchase  for  investment  purposes.
BASIC  intends  to  optimize  the value of its  investments
and,   therefore,   will  review  from  time  to  time  the
Company's  business affairs and financial  position.  Based
on  such   evaluation  and  review,   as  well  as  general
economic  and  industry  conditions  existing  at the time,
BASIC may consider  from time to time  various  alternative
courses  of  action.   Such   actions   may   include   the
acquisition  or  disposition  of the Common  Stock or other
securities  through  open  market  transactions,  privately
negotiated  transactions,   a  tender  offer,  an  exchange
offer or otherwise.

     Except  as set  forth in this  Statement,  none of the
Reporting  Persons  nor,  to  the  best  knowledge  of  the
Reporting  Persons,   none  of  the  Listed  Persons,  have
formulated  any plans or proposals  that relate to or would
result in: (a) the  acquisition  of  additional  securities
of the Company,  or the  disposition  of  securities of the
Company, (b) an extraordinary  corporate transaction,  such
as a merger,  reorganization or liquidation,  involving the
Company  or  any  of  its  subsidiaries,   (c)  a  sale  or
transfer  of a material  amount of assets of the Company or
any of its  subsidiaries,  (d) any  change  in the  present
board  of   directors   or   management   of  the  Company,
including  any plans or  proposals  to change the number or
term of  directors  or to fill any  existing  vacancies  on
the Board of  Directors  of the  Company,  (e) any material
change in the  Company's  business or corporate  structure,
(f) any other  material  change in the  Company's  business
or  corporate  structure,  (g)  changes  in  the  Company's
certificate   of   incorporation,   bylaws  or  instruments
corresponding  thereto  or other  actions  that may  impede
the  acquisition  or control of the  Company by any person,
(h)  causing a class of  securities  of the  Company  to be
delisted  from a national  securities  exchange or to cease
to  be   authorized   to  be  quoted  in  an   inter-dealer
quotation  system  or  a  registered   national  securities
association;  (i) a  class  of  equity  securities  of  the
Company  becoming  eligible for termination of registration
pursuant to Section  12(g)(4) of the  Exchange  Act; or (j)
any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

(a)  BASIC directly  beneficially owns, and Bank of America
may be deemed to  beneficially  own,  527,324.1813  shares,
or   approximately   1.4%,   of  the  Common   Stock.   The
foregoing  calculation of percentage  ownership is based on
36,762,281   shares  of  the   Common   Stock   issued  and
outstanding   as   represented   by  the   Company  in  its
Prospectus filed on Form 424B4 on November 13, 2006.

     BASIC and the Other Stockholder  Parties, by virtue of
the  Stockholders  Agreement,   and  Bank  of  America,  by
virtue of its being the  parent  company  of BASIC,  may be
considered  members  of a  group,  within  the  meaning  of
Section  13(d)(3)  and  Rule  13d-5(b)(1)  of the  Exchange
Act.  As a result,  each  Reporting  Person  may be deemed,
in its  capacity  as a member of a group,  to  beneficially
own shares of the Common  Stock  attributable  to the Other
Stockholder Parties.

     Each  Reporting   Person  declares  that  neither  the
filing  of this  Statement  nor  anything  herein  shall be
construed  as an  admission  that such  person  is, for the
purposes  of  Section  13(d)  of  the  Exchange  Act or any
other  purpose,  the  beneficial  owner  of any  securities
held by the Other Stockholder Parties.

(b)  BASIC  has  sole  power,  and Bank of  America  may be
deemed to have sole power, to vote  527,324.1813  shares of
the Common Stock and to dispose of  527,324.1813  shares of
the  Common  Stock.  BASIC,  by virtue of the  Stockholders
Agreement,  and Bank of  America,  by  virtue  of its being
the parent  company of BASIC,  may be deemed to have shared
power  to  vote   those   shares   of  the   Common   Stock
attributable to the Other Stockholder Parties.

(c)  Except as described  in Items 3, 4 and 6 hereto,  none
of  the   Reporting   Persons  and,  to  the  best  of  the
Reporting  Persons'  knowledge,  none of the Listed Persons
has  effected  any  other  transaction  in  shares  of  the
Common Stock during the past 60 days.

(d)  No other person is known by the  Reporting  Persons to
have the right to receive  or power to direct  the  receipt
of dividends  from,  or the  proceeds  from the sale of the
Common   Stock   beneficially   owned  by,  the   Reporting
Persons.

(e)  Not applicable.

Item 6.  Contracts,    Arrangements,    Understandings   or
         Relationships  with Respect to  Securities  of the
         Issuer.

     The  Stockholders  Agreement  was entered into for the
purpose of, among others,  establishing  the composition of
the  Company's  board of directors  and limiting the manner
and  terms  by  which  the  Stockholders'   shares  may  be
transferred.    The   description   of   the   Stockholders
Agreement  is not  intended to be complete and is qualified
in its  entirety  by  reference  to the  full  text  of the
Stockholders  Agreement,  a copy of  which is  attached  as
Exhibit 99.2.  Exhibit 99.2 hereto is  incorporated  herein
by reference into this Item 6.

     Pursuant  to a letter  dated  August  31,  2006,  from
BASIC to the  Company,  J.P.  Morgan  Securities  Inc.  and
Bear  Stearns  and  Co.,   Inc.,   BASIC  entered  into  an
agreement  (the "Lock-up  Agreement")  whereby BASIC agreed
not to offer,  sell,  contract to sell, pledge or otherwise
dispose  of,  directly  or  indirectly,  any  shares of the
Common   Stock   or   securities    convertible   into   or
exchangeable  or  exercisable  for any shares of the Common
Stock,  or enter  into a  transaction  that  would have the
same  effect,  or enter into  certain  other  arrangements,
from  the  date  of  the   Lock-up   Agreement   until  and
including  180 days  after the  public  offering  date (the
"Offering   Date")  set  forth  in  the   Company's   final
prospectus  (the  "Lock-up  Period").  During  the  Lock-up
Period,  BASIC will not,  without the prior written consent
of J.P.  Morgan  Securities  Inc. and Bear Stearns and Co.,
Inc.,  make any  demand  for or  exercise  any  right  with
respect  to, the  registration  of any Common  Stock or any
security  convertible  into or exercisable or  exchangeable
for any  shares of the Common  Stock.  The  description  of
the Lock-up  Agreement  is not  intended to be complete and
is  qualified  in its  entirety  by  reference  to the full
text  of  the  Lock-up  Agreement,   a  copy  of  which  is
attached   as  Exhibit   99.3.   Exhibit   99.3  hereto  is
incorporated herein by reference into this Item 6.

     BASIC  and  certain  other  parties  entered  into  an
amended and restated  registration  rights  agreement  (the
"Registration  Rights  Agreement") with the Company,  dated
as of  September  30,  2004,  which amends and restates the
registration   rights   agreement   (as   amended),   dated
September  23, 1997.  Pursuant to the  Registration  Rights
Agreement,  BASIC and the other  parties  thereto  have the
right,  under  certain  circumstances,  to request that the
Company effect a  registration  of certain of the Company's
securities.  The  description  of the  Registration  Rights
Agreement  is not  intended to be complete and is qualified
in its  entirety  by  reference  to the  full  text  of the
Registration   Rights   Agreement,   a  copy  of  which  is
attached   as  Exhibit   99.4.   Exhibit   99.4  hereto  is
incorporated  herein  by  reference  in its  entirety  into
this Item 6.

Item 7.       Material to be Filed as Exhibits.

Exhibit 99.1 Joint  Filing  Agreement,  dated  November 27,
             2006,  among Bank of America  Corporation  and
             Banc   of   America   Strategic    Investments
             Corporation.

Exhibit 99.2 Stockholders  Agreement,  dated  September 30,
             2004,  among  ACA  Capital   Holdings,   Inc.,
             BSMB/ACA  LLC and the other  parties from time
             to  time  signatories   thereto,   as  amended
             (incorporated  herein by reference to Exhibits
             4.4,  4.4.1 and 4.4.2 of Form  S-1/A  filed by
             ACA Capital Holdings,  Inc. on June 29, 2006 -
             File No. 333-133949)

Exhibit 99.3 Letter dated  August 31,  2006,  from the Banc
             of America Strategic Investors  Corporation to
             ACA  Capital   Holdings,   Inc.,  J.P.  Morgan
             Securities Inc. and Bear Stearns and Co., Inc.

Exhibit 99.4 Amended  and  Restated   Registration   Rights
             Agreement,  dated as of  September  30,  2004,
             among  ACA  Capital  Holdings,  Inc.,  Banc of
             America Strategic Investments  Corporation and
             the  other   parties   thereto,   as   amended
             (incorporated  herein by reference to Exhibits
             4.3,  4.3.1 and 4.3.2 of Form  S-1/A  filed by
             ACA Capital Holdings,  Inc. on June 29, 2006 -
             File No. 333-133949)

                         Signature

     After  reasonable  inquiry  and  to  the  best  of  my
knowledge and belief,  I certify that the  information  set
forth in this Schedule 13D is true, complete and correct.

Date:    November 27, 2006          Bank     of     America
Corporation

                           By:  /s/ Charles F. Bowman
                           Name:    Charles F. Bowman
                           Title:   Senior Vice President

                         Signature

     After  reasonable  inquiry  and  to  the  best  of  my
knowledge and belief,  I certify that the  information  set
forth in this Schedule 13D is true, complete and correct.

Date:    November 27, 2006          Banc     of     America
Strategic Investments Corporation

                           By:  /s/ Jason C. Cipriani
                           Name:    Jason C. Cipriani
                           Title:   Principal and Chief
                           Financial Officer

                        Schedule I

 EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name, business address, and
present principal occupation of each executive officer
and director of Bank of America.

---------------------------------------------------------
     Name       Position with     Principal Occupation
                Bank of America
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  President,        President,       Global
               Global   Consumer Consumer    and   Small
               and         Small Business   Banking   of
               Business Banking  Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. President,        President,       Global
Moynihan       Global     Wealth Wealth  and  Investment
               and    Investment Management  of  Bank of
               Management        America Corporation
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene President,        Vice          Chairman,
Taylor         Global  Corporate President,       Global
               and    Investment Corporate           and
               Banking           Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Alvaro  G.  De Chief   Financial Chief         Financial
Molina         Officer           Officer   of   Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive         of  Bank   of   America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Global            Global      Technology,
Desoer         Technology,       Service             and
               Service       and Fulfillment   Executive
               Fulfillment       of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
William        Director          Chairman,     President
Barnet, III                      and   Chief   Executive
                                 Officer  of The  Barnet
                                 Company
---------------------------------------------------------
---------------------------------------------------------
Frank       P. Director          Former        Executive
Bramble, Sr.                     Officer     of     MBNA
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
John        T. Director          Chief         Executive
Collins                          Officer of The  Collins
                                 Group, Inc.
---------------------------------------------------------
---------------------------------------------------------
Gary        L. Director          Chairman   Emeritus  of
Countryman                       Liberty Mutual Group
---------------------------------------------------------
---------------------------------------------------------
Tommy       R. Director          Retired        General,
Franks                           United States Army
---------------------------------------------------------
---------------------------------------------------------
Paul Fulton    Director          Chairman   of   Bassett
                                 Furniture   Industries,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Charles     K. Director          Former    Chairman   of
Gifford                          Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
W.      Steven Director          Dean  of  Kenan-Flagler
Jones                            Business        School,
                                 University   of   North
                                 Carolina at Chapel Hill
---------------------------------------------------------
---------------------------------------------------------
Monica Lozano  Director          Publisher   and   Chief
                                 Executive   Officer  of
                                 La Opinion
---------------------------------------------------------
---------------------------------------------------------
Walter      E. Director          President  of Morehouse
Massey                           College
---------------------------------------------------------
---------------------------------------------------------
Thomas J. May  Director          Chairman  of  President
                                 and   Chief   Executive
                                 Officer, NSTAR
---------------------------------------------------------
---------------------------------------------------------
Patricia    E. Director          President   and   Chief
Mitchell                         Executive   Officer  of
                                 The      Museum      of
                                 Television and Radio
---------------------------------------------------------
---------------------------------------------------------
Thomas M. Ryan Director          Chairman,     President
                                 and   Chief   Executive
                                 Officer      of     CVS
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
O.      Temple Director          Chairman     of     the
Sloan, Jr.                       International    Group,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Meredith    R. Director          Director     of    C.D.
Spangler                         Spangler   Construction
                                 Company,   Chairman  of
                                 the   Board   of   C.D.
                                 Spangler    Foundation,
                                 Trustee  of   Wellesley
                                 College     Board    of
                                 Trustees
---------------------------------------------------------
---------------------------------------------------------
Robert      L. Director          Chairman     and    CEO
Tillman                          Emeritus    of   Lowe's
                                 Companies, Inc.
---------------------------------------------------------
---------------------------------------------------------
Jackie M. Ward Director          Retired   Chairman/CEO,
                                 Computer     Generation
                                 Incorporated
---------------------------------------------------------

The following sets forth the name, business address, and
present principal occupation of each executive officer
and director of Banc of America Strategic Investments
Corporation:

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Banc of America
                  Strategic
                 Investments
                  Corporation
---------------------------------------------------------
---------------------------------------------------------
J.    Chandler Chairman  of  the Treasurer,    Bank   of
Martin         Board             America Corporation
---------------------------------------------------------
---------------------------------------------------------
Robert      W. President     and Managing      Director,
Long, Jr.      Director          Banc     of     America
                                 Securities LLC
---------------------------------------------------------
---------------------------------------------------------
Erick       C. Managing Director Managing      Director,
Christensen                      Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Richard     S. Managing Director Managing      Director,
Cohen                            Banc    of     America.
                                 Securities LLC
---------------------------------------------------------
---------------------------------------------------------
William     B. Managing Director Managing      Director,
Franklin                         Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Matthew     D. Managing Director Managing Director,
Frymier                          Banc of America
                                 Securities LLC
---------------------------------------------------------
---------------------------------------------------------
Roy K. Moyer   Managing Director Managing Director,
                                 Bank of America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Edward      J. Managing Director Managing Director,
Powers                           Bank of America,
                                 National Association
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Sanjiv K. Shah Managing Director Managing Director,
                                 Bank of America,
                                 National Association
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Gary        M. Managing Director Managing Director,
Tsuyuki                          Banc of America
                                 Securities LLC
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Fernando    I. Managing Director Managing Director,
Vazquez                          Bank of America,
                                 National Association
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Jason       C. Principal     and Principal, Banc of
Cipriani       Chief   Financial America Securities
               Officer           LLC, and Chief
                                 Financial Officer,
                                 Banc of America
                                 Strategic Investments
                                 Group
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Mary P. Harman Principal         Principal, Banc of
                                 America Securities LLC
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Eric        S. Principal         Principal, Banc of
Woodward                         America Securities LLC
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M. Ann O'Brien Managing          Managing Director,
               Director      and Bank of America,
               Director          National Association
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                        Schedule II

BANK OF AMERICA  CORPORATION  ("BANK OF  AMERICA")  ENTERED
INTO  A  CIVIL  SETTLEMENT  AGREEMENT  WITH  THE  NEW  YORK
COUNTY  (NEW  YORK)  DISTRICT  ATTORNEY  ON  SEPTEMBER  28,
2006.  THE  AGREEMENT  PROVIDES  THAT,  FROM  ABOUT 2002 TO
2004,   BANK  OF  AMERICA  HAD   DEFICIENCIES   IN  CERTAIN
INTERNAL  ANTI-MONEY  LAUNDERING  CONTROLS  AND  FAILED  TO
REACT  APPROPRIATELY  TO  THE  RISK  PRESENTED  BY  CERTAIN
SOUTH  AMERICAN  MONEY  SERVICES  BUSINESS  CUSTOMERS,  WHO
MOVED  FUNDS  ILLEGALLY   THROUGH  BANK  OF  AMERICA.   THE
AGREEMENT   REQUIRES  BANK  OF  AMERICA  TO  MAKE  A  TOTAL
PAYMENT OF $7.5  MILLION,  TO  COOPERATE  WITH THE DISTRICT
ATTORNEY  IN  ONGOING  INVESTIGATIONS,   AND  TO  ABIDE  BY
ANTI-MONEY   LAUNDERING  CHANGES  RECOMMENDED  BY  BANK  OF
AMERICA'S REGULATORS.

THE BOARD OF  GOVERNORS OF THE FEDERAL  RESERVE  SYSTEM AND
THE RESERVE BANK  REVIEWED  CERTAIN  ACTIVITIES  OF BANK OF
AMERICA'S  WEALTH  AND  INVESTMENT  MANAGEMENT  GROUP.  THE
RESERVE BANK RAISED  CONCERNS  THAT BANK OF AMERICA AND ITS
SUBSIDIARIES  DID  NOT  ADEQUATELY  ASSESS  THE  LEGAL  AND
REPUTATIONAL  RISKS POSED BY CERTAIN  MUTUAL  FUND  TRADING
ACTIVITIES   AND  ADDRESS  FLAWS  IN  COMPLIANCE  AND  RISK
MANAGEMENT  PERTAINING  TO THE  ASSET  MANAGEMENT  LINES OF
BUSINESS.  FOLLOWING THAT REVIEW,  THE BANK AND THE RESERVE
BANK  EXECUTED A WRITTEN  AGREEMENT TO ENSURE THAT THE BANK
AND ITS  SUBSIDIARIES  MAKE  PROGRESS  IN THEIR  EFFORTS TO
ADOPT AND IMPLEMENT  NUMEROUS  CORRECTIVE  ACTIONS AND BEST
PRACTICE  RECOMMENDATIONS.  BANK OF  AMERICA  HAS AGREED TO
CONTINUE  TO TAKE STEPS TO ADOPT AND  IMPLEMENT  CORRECTIVE
ACTIONS   AND   BEST   PRACTICE   RECOMMENDATIONS   OF  THE
INDEPENDENT     CONSULTANTS     AND    TO    ENHANCE    THE
ENTERPRISE-WIDE  COMPLIANCE  PROGRAM  TO ENSURE  COMPLIANCE
WITH ALL  APPLICABLE  LAWS AND  REGULATIONS,  INCLUDING BUT
NOT LIMITED TO SECURITIES LAWS AND  REGULATIONS  INCLUDING,
AMONG OTHER  THINGS,  A PROCESS FOR RESOLVING OR ESCALATING
COMPLIANCE   ISSUES,   ONGOING  TRAINING  ON  POLICIES  AND
PROCEDURES FOR  COMPLIANCE  WITH LAWS AND  REGULATIONS  FOR
CERTAIN  STAFF  OF BANK OF  AMERICA  AND ITS  SUBSIDIARIES,
ENSURE  PROCESSES FOR AN ENHANCED  APPROVAL PROCESS FOR NEW
CLIENTS,  NEW OR UNIQUE  INVESTMENT  PRODUCTS,  SERVICES OR
TRANSACTIONS,  AND  MATERIAL  CHANGES TO EXISTING  PRODUCTS
OR SERVICES,  PROCEDURES TO ENSURE  THOROUGH  ASSESSMENT OF
RISKS,   POLICIES  AND   PROCEDURES  TO  ENSURE   PRODUCTS,
SERVICES AND  ARRANGEMENTS  ARE  CONSISTENT  WITH  BUSINESS
EXPERTISE,  STRATEGY AND APPROVED RISK PROFILE,  PROCEDURES
FOR  INTERNAL  AUDIT,   MECHANISMS  FOR  PERIODIC  REVIEWS,
MONITORING  OF  ENTERPRISE-WIDE  ADOPTION AND  EXECUTION OF
NEW POLICIES AND  PROCEDURES AND OTHER  RECOMMENDATIONS  OF
THE  INDEPENDENT  CONSULTANTS,  AND  SUBMISSION OF PROGRESS
REPORTS TO RESERVE BANK.

THE  SECURITIES AND EXCHANGE  COMMISSION  (THE "SEC") FOUND
THAT   IN   1997   AND   1998,   BANKAMERICA    CORPORATION
("BANKAMERICA"),  PREDECESSOR OF BANK OF AMERICA,  VIOLATED
VARIOUS  EXCHANGE ACT ACCOUNTING  AND REPORTING  PROVISIONS
WITH  RESPECT TO A BUSINESS  ALLIANCE  BETWEEN  BANKAMERICA
AND  D.E.   SHAW   SECURITIES   GROUP,   L.P.  AND  RELATED
ENTITIES.  ON JULY 30, 2001,  WITHOUT  ADMITTING OR DENYING
THE  ALLEGATIONS,  CHARGES  OR  FINDINGS,  BANK OF  AMERICA
CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE  ORDER  PROVIDING
THAT IT CEASE AND DESIST  FROM  COMMITTING  OR CAUSING  ANY
FUTURE  VIOLATIONS  OF  THE  EXCHANGE  ACT  ACCOUNTING  AND
REPORTING  PROVISIONS  CITED IN THE SEC'S  ALLEGATIONS.  ON
JULY 30,  2001,  THE SEC  FOUND  THAT,  IN 1997  AND  1998,
BANKAMERICA  (I)  INCORRECTLY  ACCOUNTED  FOR  A  FINANCIAL
RELATIONSHIP,   AND  (II)   MADE   INADEQUATE   DISCLOSURES
RELATED TO RISK IN  EXCHANGE  ACT REPORT  FILINGS  WITH THE
SEC,  IN  CONNECTION  WITH A  BUSINESS  ALLIANCE  WITH D.E.
SHAW SECURITIES GROUP,  L.P. AND RELATED  ENTITIES.  ON THE
SAME  DATE,   WITHOUT   ADMITTING   OR  DENYING  THE  SEC'S
ALLEGATIONS,   CHARGES   OR   FINDINGS,   BANK  OF  AMERICA
CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE  ORDER  PROVIDING
THAT IT CEASE AND DESIST  FROM  COMMITTING  OR CAUSING  ANY
FUTURE  VIOLATIONS  OF  THE  EXCHANGE  ACT  ACCOUNTING  AND
REPORTING PROVISIONS CITED IN THE SEC'S ALLEGATIONS.

                                               Exhibit 99.1

                  JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the
Securities Exchange Act of 1934, as amended, each of the
persons named below agrees to the joint filing of a
Statement on Schedule 13D (including amendments thereto)
with respect to the common stock, $0.10 par value per
share, of ACA Capital Holdings, Inc., a corporation
incorporated under the laws of the State of Delaware, and
further agrees that this Joint Filing Agreement be
included as an exhibit to such filings; provided, that,
as contemplated by Section 13d-1(k)(1)(ii), no person
shall be responsible for the completeness or accuracy of
the information concerning the other persons making the
filing, unless such person knows or has reason to believe
that such information is inaccurate.

     IN WITNESS WHEREOF, the undersigned has duly executed
this Joint Filing Agreement as of this 27th day of
November, 2006.

                           Bank of America Corporation

                           By:  /s/ Charles F. Bowman
                           Name:    Charles F. Bowman
                           Title:   Senior Vice President

                           Banc   of   America    Strategic
                           Investments Corporation

                           By:  /s/ Jason C. Cipriani
                           Name:    Jason C. Cipriani
                           Title:   Principal and Chief
                           Financial Officer

                                               Exhibit 99.3

                                            August 31, 2006
ACA Capital Holdings, Inc.
140 Broadway
New York, N.Y.  10005

CREDIT SUISSE SECURITIES (USA) LLC,
J.P. MORGAN SECURITIES INC.,
BEAR STEARNS and CO. INC,
As Representatives of the Several Underwriters,
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue,
New York, N.Y.  10010-3629

Dear Sirs:

     As an  inducement to the  Underwriters  to execute the
Underwriting  Agreement,  pursuant  to  which  an  offering
will  be  made   that  is   intended   to   result  in  the
establishment  of a  public  market  for the  common  stock
(the  "Securities") of ACA Capital Holdings,  Inc., and any
successor   (by   merger  or   otherwise)   thereto,   (the
"Company"),  the undersigned  hereby agrees that during the
period  specified in the following  paragraph (the "Lock-Up
Period"),  the undersigned will not offer,  sell,  contract
to sell,  pledge  or  otherwise  dispose  of,  directly  or
indirectly,   any  shares  of   Securities   or  securities
convertible  into or  exchangeable  or exercisable  for any
shares  of  Securities,  enter  into  a  transaction  which
would have the same effect,  or enter into any swap,  hedge
or other  arrangement that transfers,  in whole or in part,
any  of  the  economic  consequences  of  ownership  of the
Securities,  whether  any such  aforementioned  transaction
is to be  settled by  delivery  of the  Securities  or such
other  securities,   in  case  or  otherwise,  or  publicly
disclose  the  intention  to make  any  such  offer,  sale,
pledge  or   disposition,   or  to  enter   into  any  such
transaction,  swap,  hedge or other  arrangement,  without,
in  each   case,   the  prior   written   consent   of  the
Representatives.   The   restrictions   set  forth  in  the
immediately preceding paragraph shall not apply to:

(1)  if  the  undersigned  is a  corporation,  partnership,
         limited   liability   company  or  other  business
         entity,   any   transfers   to  any   shareholder,
         partner  or  member  of,  or  owner  of a  similar
         equity interest in, the  undersigned,  as the case
         may be, if, in any such  case,  such  transfer  is
         not for value, and

(2)  if  the  undersigned  is a  corporation,  partnership,
         limited   liability   company  or  other  business
         entity,  any transfer made by the  undersigned (a)
         in  connection  with the sale or other  bona  fide
         transfer  in  a  single   transaction  of  all  or
         substantially  all  of the  undersigned's  capital
         stock,    partnership    interests,     membership
         interests or other similar  equity  interests,  as
         the case may be,  or all or  substantially  all of
         the   undersigned's   assets,   in  any  case  not
         undertaken   for  the  purpose  of  avoiding   the
         restrictions  imposed by this  agreement or (b) to
         another    corporation,    partnership,    limited
         liability  company  or other  business  entity  so
         long  as  the   transferee  is  an  affiliate  (as
         defined  below)  of  the   undersigned   and  such
         transfer is not for value;

provided,  however,  that  in  the  case  of  any  transfer
described  in clause  (1) or (2),  it shall be a  condition
to the transfer that the  transferee  executes and delivers
a  written  agreement,  in  substantially  the same form of
this  agreement and no filing by any party  (donor,  donee,
transferor or  transferee)  under the  Securities  Exchange
Act of 1934  shall be  required  or  shall  be  voluntarily
made  in  connection  with  such  transfer  (other  than  a
filing  on a  Form  5  made  after  the  expiration  of the
Lock-Up  Period).  In  addition,   the  undersigned  agrees
that,   without   the   prior   written   consent   of  the
Representatives,  it will not,  during the Lock-Up  Period,
make any demand  for or  exercise  any right  with  respect
to, the  registration  of any  Securities  or any  security
convertible  into or  exercisable or  exchangeable  for the
Securities.

     The initial  Lock-Up  Period will commence on the date
of this  Lock-Up  Agreement  and  continue  and include the
date 180 days after the public  offering  date set forth on
the  final  prospectus  used to sell  the  Securities  (the
"Public   Offering  Date")  pursuant  to  the  Underwriting
Agreement,  to which you are or  expect to become  parties;
provided,  however,  that if (1) during the last 17 days of
the initial Lock-Up Period,  the Company releases  earnings
results or material  news or a material  event  relating to
the Company  occurs or (2) prior to the  expiration  of the
initial  Lock-Up  Period,  the  Company  announces  that it
will  release  earnings  results  during the 16-day  period
beginning  on the last day of the initial  Lock-Up  Period,
then in each  case  the  Lock-Up  Period  will be  extended
until the  expiration  of the 18-day  period  beginning  on
the  date  of  release  of  the  earnings  results  or  the
occurrence  of the  material  news or  material  event,  as
applicable,  unless the Representatives  waive, in writing,
such extension.

     The undersigned  hereby  acknowledges  and agrees that
written  notice  of any  extension  of the  Lock-Up  Period
pursuant to the  previous  paragraph  will be  delivered by
Credit  Suisse  Securities  (USA)  LLC to the  Company  (in
accordance with Section 12 of the  Underwriting  Agreement)
and  that  the   Company   will   provide   notice  to  the
undersigned.  The  undersigned  further agrees that,  prior
to engaging in any  transaction  or taking any other action
that is  subject  to the  terms of this  Lock-Up  Agreement
during the period from the date of this  Lock-Up  Agreement
to and including  the 17th day following the  expiration of
the initial  Lock-Up  Period,  it will give notice  thereof
to the company  and will not  consummate  such  transaction
or take any such  action  unless  it has  received  written
confirmation  from the Company that the Lock-Up  Period (as
may  have   been   extended   pursuant   to  the   previous
paragraph) has expired.

     The undersigned  further  acknowledges  and agrees not
to take,  directly or  indirectly,  any action  designed to
or that  would  constitute  or  that  might  reasonably  be
expected to cause or result in,  under the  Exchange Act or
otherwise,  stabilization  or  manipulation of the price of
any  security  of the  Company  to  facilitate  the sale or
resale of the Securities.

     Any  Securities  received  upon  exercise  of  options
granted  to the  undersigned  will also be  subject to this
Agreement.  Any Securities  acquired by the  undersigned in
the open  market will not be subject to this  Agreement.  A
transfer of  Securities  to a charity or a family member or
trust  for  the   direct  or   indirect   benefit   of  the
undersigned or the family of the  undersigned  may be made,
provided  the  transferee  agrees to be bound in writing by
the terms of this  Agreement  prior to such transfer and no
filing  by  any  party   (donor,   donee,   transferor   or
transferee)  under  the  Securities  Exchange  Act of  1934
shall  be  required  or  shall  be   voluntarily   made  in
connection  with such  transfer  (other  than a filing on a
Form 5 made after the expiration of the Lock-Up Period).

     In furtherance  of the foregoing,  the Company and its
transfer  agent and  registrar  are  hereby  authorized  to
decline to make any  transfer  of shares of  Securities  if
such  transfer  would  constitute  a violation or breach of
this Agreement.

     This  Agreement  shall be binding  on the  undersigned
and the successors,  heirs,  personal  representatives  and
assigns of the  undersigned.  This  Agreement  shall  lapse
and  become  null  and  void if the  Public  Offering  Date
shall not have  occurred on or before  November  30,  2006.
This  Agreement  shall be  governed  by, and  construed  in
accordance with the laws of the State of New York.

                              Very truly yours,

                              /s/ Jason Cipriani
                              Jason Cipriani
                              Principal